BB 3/17

CM 3/22

UNITED ST
SECURITIES AND EXCH
Washington, D

04015676

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH, D.C.
188

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51522 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monitor Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7817 Ivanhoe Ave. #201
(No. and Street)

La Jolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hsiao-Wen Kao (858) 551-4941
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson & Co., LLP
(Name – *if individual, state last, first, middle name*)

3655 Nobel Drive, Suite 500 (Address) San Diego (City) CA (State) 92122 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FA 3/25

# OATH OR AFFIRMATION

I, Hsiao-Wen Kao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monitor Capital, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA COOPER
Commission # 1434817
Notary Public - California
San Diego County
My Comm. Expires Aug 12, 2007

Signature

President

Title

Paula Cooper

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MONITOR CAPITAL, INC.

## FINANCIAL STATEMENTS WITH SCHEDULES

## DECEMBER 31, 2003 AND 2002

(With Independent Auditors' Report Thereon)

PETERSON & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
*Serving San Diego Since 1951*

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
Monitor Capital, Inc.

We have audited the accompanying statements of financial condition of Monitor Capital, Inc., a Delaware corporation, as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monitor Capital, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson & Co., LLP

PETERSON & CO., LLP

February 23, 2004
San Diego, California

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
... Institute of Certified Public Accountants ◆ California Society of Public Accountants

**MONITOR CAPITAL, INC.**
**STATEMENTS OF FINANCIAL CONDITION**
**December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 15,049 | $ 92,410 |
| Commissions receivable, net of allowance for doubtful accounts of $0 for 2003 and 2002 | 17,991 | 27,430 |
| Related party receivables | 11,421 | 17,018 |
| Prepaid expenses and other assets | 4,359 | 1,024 |
| Deferred tax assets | 4,400 | 2,132 |
| Total current assets | 53,220 | 140,014 |
| **PROPERTY AND EQUIPMENT, NET** | 67 | 202 |
| **SECURITIES OWNED** | | |
| Not readily marketable, at estimated fair value | 93,965 | - |
| **RESTRICTED CASH** | 50,000 | 50,000 |
| Total assets | $ 197,252 | $ 190,216 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued expenses | $ 10,293 | $ 10,555 |
| Related party payables | 15,163 | - |
| Income taxes payable | 800 | 800 |
| Total current liabilities | 26,256 | 11,355 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock ($.01 par value; 1,500 shares authorized, issued and outstanding) | 15 | 15 |
| Additional paid-in capital | 163,985 | 163,985 |
| Retained earnings | 6,996 | 14,861 |
| Total stockholder's equity | 170,996 | 178,861 |
| Total liabilities and stockholder's equity | $ 197,252 | $ 190,216 |

The accompanying notes are an integral part of these financial statements.

MONITOR CAPITAL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **REVENUES** | | |
| Commission income, net of clearing expense | $ 240,492 | $ 210,952 |
| Investment income | 11,965 | - |
| Total operating expenses | 252,457 | 210,952 |
| **OPERATING EXPENSES** | | |
| Selling, general and administrative expenses | 210,788 | 124,490 |
| Salaries and wages | 54,904 | 67,170 |
| Depreciation | 135 | 891 |
| Total operating expenses | 265,827 | 192,551 |
| (Loss) income from operations | (13,370) | 18,401 |
| **OTHER INCOME** | | |
| Interest income | 3,287 | 3,543 |
| (Loss) income before (benefit) provision for income taxes | (10,083) | 21,944 |
| (Benefit) provision for income taxes | (2,218) | 6,038 |
| **NET (LOSS) INCOME** | $ (7,865) | $ 15,906 |

The accompanying notes are an integral part of these financial statements.

## MONITOR CAPITAL, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
### For the Years Ended December 31, 2003 and 2002

| | Common Stock | | Paid-in | Retained Earnings | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | (Deficit) | Total |
| **Balance, December 31, 2001** | 1,500 | $ 15 | $ 163,985 | $ (1,045) | $ 162,955 |
| Net Income | - | - | - | 15,906 | 15,906 |
| **Balance, December 31, 2002** | 1,500 | 15 | 163,985 | 14,861 | 178,861 |
| Net Loss | - | - | - | (7,865) | (7,865) |
| **Balance, December 31, 2003** | 1,500 | $ 15 | $ 163,985 | $ 6,996 | $ 170,996 |

The accompanying notes are an integral part of these financial statements.

**MONITOR CAPITAL, INC.**
**STATEMENTS OF CASH FLOWS**
**For the Years Ended December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net (loss) income | $ (7,865) | $ 15,906 |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities | | |
| Depreciation | 135 | 891 |
| Investment income | (11,965) | - |
| Deferred tax assets | (2,268) | 4,934 |
| Decrease (increase) in operating assets | | |
| Accounts receivable | 9,439 | (18,432) |
| Prepaid and other receivables | (3,335) | 766 |
| Related party receivables | 5,597 | (13,018) |
| Restricted cash | - | 100,000 |
| Income taxes receivable | - | 254 |
| Increase (decrease) in operating liabilities | | |
| Accounts payable and accrued expenses | (262) | 3,902 |
| Related party payables | 15,163 | (19,713) |
| Income taxes payable | - | 800 |
| Net cash provided by operating activities | 4,639 | 76,290 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Capital paid on investment | (90,000) | - |
| Capital withdrawn on investment | 8,000 | - |
| Net cash used in investing activities | (82,000) | - |
| Net increase (decrease) in cash | (77,361) | 76,290 |
| Cash - beginning of period | 92,410 | 16,120 |
| Cash - end of period | $ 15,049 | $ 92,410 |
| **SUPPLEMENTAL DISCLOSURES** | | |
| Income taxes paid | $ 50 | $ 50 |
| Interest paid | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Monitor Capital, Inc., (the "Company") is a Delaware Corporation and was incorporated on December 9, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Summit Global Management, Inc.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

*Securities Transactions*

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company clears customers' security transactions on a fully disclosed basis through Western Securities Clearing Corp. ("WSCC"). WSCC receives customer securities and funds. On an agency basis, WSCC also executes securities transaction orders on national securities exchanges.

The WSCC clearing agreement is collateralized by a cash deposit owned by the Company. The amount of the restricted investment was $50,000 at December 31, 2003 and 2002, respectively.

Marketable securities are valued at market value.

*Commissions*

Commission revenues and commission expenses are recognized on a settlement date basis. The Company's revenues are primarily derived from direct sales of mutual funds and variable annuities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

*Income Taxes*

The Company is a wholly owned subsidiary of Summit Global Management, Inc. ("Parent") and is included in the consolidated tax returns filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

*Property and Equipment*

Property and equipment are stated at cost and are depreciated on the straight-line basis over the estimated useful lives of the individual assets.

*Statements of Cash Flows*

For purposes of the Statements of Cash Flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

## NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 consist of the following:

| | 2003 | 2002 |
|---|---|---|
| Furniture | $ 4,539 | $ 4,539 |
| Computer and software | 673 | 673 |
| Subtotal | 5,212 | 5,212 |
| Less accumulated depreciation | (5,145) | (5,010) |
| Property and equipment, net | $ 67 | $ 202 |

Depreciation expense was $135 and $891 for the years ended December 31, 2003 and 2002, respectively.

## NOTE 4 – SECURITIES OWNED - RELATED PARTY

Securities not readily marketable include an investment in Summit Equity Fund, L.P. (the "Fund") for which there is no market on the securities exchange and no independently publicly quoted market. The fund cannot be publicly offered and sold unless registration has been effected under the Securities Act of 1933, or otherwise cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the investment.

At December 31, 2003, the investment in Summit Equity Fund, L.P. has an estimated fair value of $93,965.

## NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Summit Global Management, Inc and engages in transactions with the Company. Related party transactions for the years ended December 31, 2003 and 2002 are as follows:

| | 2003 | 2002 |
|---|---|---|
| Rent expense | $ 12,000 | $ 12,000 |
| Salaries expense | 54,904 | 67,170 |
| Related party receivables | 11,421 | 17,018 |
| Related party payables | 15,163 | - |

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

Cash held by the Company's clearing agent is not insured. The cash is placed with a high-credit, quality clearing agent. The Company believes no significant credit risk exists.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2003, the Company had aggregate indebtedness of $26,256 and net capital of $56,784. Net capital was $51,784 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.46 to 1.

The Company does not carry customer accounts, nor does it hold customer securities or cash. Therefore, it is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 8 – INCOME TAXES

At December 31, 2003, the Company has available a net operating loss carryforward of approximately $21,000 for federal tax purposes that expires in 2017. The tax benefit of the net operating loss for state income tax purposes was approximately $1,400 as of December 31, 2003.

The components of the income tax (benefit) provision for the years ended December 31, 2003 and 2002 are as follows:

| | 2003 | 2002 |
|---|---|---|
| Deferred: | | |
| Federal | $ (1,393) | $ 2,994 |
| State | (875) | 1,940 |
| | (2,268) | 4,934 |
| Current: | | |
| Federal | -- | -- |
| State | 50 | 1,104 |
| | 50 | 1,104 |
| (Benefit) provision for income taxes | $ (2,218) | $ 6,038 |

# SUPPLEMENTARY SCHEDULES

**SCHEDULE I**
**MONITOR CAPITAL, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the**
**Securities and Exchange Commission**
**As of December 31, 2003**

| | |
|---|---|
| NET CAPITAL | |
| Total shareholders' equity | $ 170,996 |
| Total shareholders' equity qualified for net capital | 170,996 |
| Deductions: | |
| Investment, not readily marketable | 93,965 |
| Property and equipment, net | 67 |
| Related party receivables | 11,421 |
| Prepaid expenses and other assets | 8,759 |
| Total deductions | 114,212 |
| Net capital | $ 56,784 |
| AGGREGATE INDEBTEDNESS | |
| Total liabilities | $ 26,256 |
| Total aggregate indebtedness | $ 26,256 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater) | $ 5,000 |
| EXCESS NET CAPITAL | $ 51,784 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.46 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003) | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 64,259 |
| Audit adjustments, net | |
| Unrecorded liabilities | (7,475) |
| Net capital per above | $ 56,784 |

**SCHEDULE II**
**MONITOR CAPITAL, INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 of THE SECURITIES AND EXCHANGE COMMISSION**
**As of December 31, 2003**

| | | |
|---|---|---|
| Credit balances: | | |
| Free credit balances and other credit balances in customers' security accounts (including nonregulated commodity accounts, net of related margin deposit of $0) | $ | - |
| Monies borrowed collateralized by securities carried for the accounts of customers | | - |
| Monies payable against customers' securities loaned | | - |
| Customers' securities failed to receive (including credit balances in continuous net settlement accounts) | | - |
| Credit balances in firm accounts attributable to principal sales to customers | | - |
| Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days | | - |
| Market value of short security count differences over thirty calendar days old | | - |
| Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days | | - |
| Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer | | - |
| | $ | - |

The Company does not carry customer accounts, therefore, not required to compute reserve requirements in Part IIA of Form X-17a-5. (Note 7)

**SCHEDULE III**
**MONITOR CAPITAL, INC.**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**As of December 31, 2003**

State the market valuation and number of items;

| | |
|---|---|
| 1. Customer's fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3): | $ - |
| A. Number of items | NONE |
| 2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. | $ - |
| A. Number of items | NONE |

**SCHEDULE IV**
**MONITOR CAPITAL, INC.**
**SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS**
**As of December 31, 2003**

| | |
|---|---|
| Segregation requirements | |
| Net ledger balances: | |
| Cash | $ - |
| Securities (at market) | - |
| Net unrealized profit (loss) in open future contracts | - |
| Exchange traded options: | |
| Add: market value of open option contracts purchased on a contract market | - |
| Deduct: market value of open option contracts granted (sold) on a contract market | - |
| Net equity (deficit) | - |
| Add: accounts liquidating to a deficit and accounts with debit balances with no open trades | - |
| Amount required to be segregated | - |
| Funds on deposit in segregation | |
| Deposited in segregated funds bank accounts: | |
| Cash | - |
| Securities representing investments of customers' funds (at market) | - |
| Securities held for customers in lieu of cash margins (at market) | - |
| Margins on deposit with clearing organizations of contracts markets: | |
| Cash | - |
| Securities representing investments of customers' funds (at market) | - |
| Settlement due from (to) contract market clearing organization | - |
| Exchange traded options: | |
| Add: unrealized receivables for option contracts purchased on contract markets | - |
| Deduct: unrealized obligations for option contracts granted (sold) on contract markets | - |
| Net equities with other FCMS | - |
| Total amount in segregation | - |
| Excess funds (insufficiency) in segregation | $ - |

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Monitor Capital, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Monitor Capital, Inc. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson & Co., LLP

PETERSON & CO., LLP

February 23, 2004
San Diego, California